

# AiPEXAR

## An AI Powered US Equity Adjusted Total Return Index



# An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Adjusted Total Return Index ("AiPEXAR") is comprised of Large and Mid Cap U.S. publicly traded companies. AiPEXAR utilizes artificial intelligence to dynamically select the constituents while maintaining volatility compared to the Solactive US 500 Index through a tracking error constraint. AiPEXAR is a total return index with a 5.0% per annum adjustment factor, or decrement.

**Winner Best New Index 2021**



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognizes the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

# Index Returns: Simulated & Historical

Index returns as of 6/30/2022

| | |
|---|---|
| YTD | -24.20% |
| 1Y | -19.78% |
| 3Y | 13.49% |
| 5Y | 39.71% |
| 10Y | 219.44% |
| 10 Y Volatility | 15.44% |
| Bloomberg Ticker | AiPEXAR |

Source: Solactive, EquBot, HSBC, Bloomberg, from 6/29/2012 to 6/30/2022

# Comparative Performance Simulated & Historical




— AI Powered US Equity Adjusted Total Return Index AiPEXAR
— S&P 500 Index (PR) SPX

**AiPEXAR  12.59%** compound annual return        **SPX  11.03%** compound annual return

Source: Solactive, EquBot, HSBC, Bloomberg, from 6/29/2012 to 6/30/2022. The graph above sets forth the hypothetical back-tested performance of the Index from June 29, 2012 through July 14, 2021 and actual index performance thereafter through June 30, 2022. See the risk factors and "Use of Simulated Returns" herein.

# Key Features

**With Watson™**

**Information Advantage**

AiPEXAR is part of a suite of AI indexes that are the first and only to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.



**Equity Selection**

Applying what it has learned, AiPEXAR selects a portfolio of US Large & Mid Cap company shares based on their combined AI scores, subject to allocation constrains.



**100% Equities**

AiPEXAR is 100% composed of US equities selected by the AI at all times and will not invest in cash or other instruments.



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
August 2, 2022

# AiPEXAR 3-Step Investment Process



## 1. Score

Scores for the companies included in the Solactive US Large & Mid Cap Index are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.

- **Management Score:** assesses a company's management strength and thought leadership.

- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

## 2. Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

## 3. Diversify & Adjust

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores, subject to strategic constraints[1].

[1] Constraints include: diversification; market liquidity limits; weight allocation; and caps at 2.6% of the Solactive US 500 Index's volatility at each monthly rebalance. For more information on the index methodology, please see the AI Powered US Equity Adjusted Total Return Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this brochure.